Exhibit 15.1

Management Discussion and Analysis

December 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 3, 2015

This management’s discussion and analysis of Aptose Biosciences Inc. (“Aptose”, the “Company”, “we”, “our”, “us” and similar expressions) should be read in conjunction with the Company’s annual audited financial statements for the seven months ended December 31, 2014 and the annual report on form 20-F of the Company for the seven months ended December 31, 2014 which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	our business strategy;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our plans to secure strategic partnerships to assist in the further development of our product candidates;
•	our plans to conduct clinical trials and preclinical programs;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, preclinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital we require to fund research and operations;
•	our lack of product revenues and history of operating losses;
•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
•	the regulatory approval process;
•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our liability associated with the indemnification of our predecessor and its directors, officers and employees in respect of an arrangement completed in 2007;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain and maintain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing, which may substantially dilute the interests of our existing shareholders;
•	changing market conditions; and
·	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors” in this document.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this management’s discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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corporate update

The following items highlight our corporate activities during the seven months ended December 31, 2014 and any subsequent development up until the date hereof.

Appointment of Dr. Platzer

On December 15, 2014, we welcomed Erich Platzer M.D., Ph.D., to our Board of Directors. Dr. Platzer has a background in oncology and hematology from both a clinical and business perspective, bringing to Aptose product development, trial management, licensing and commercialization experience from his career in the pharmaceutical industry. Dr. Platzer is a board certified physician in internal medicine, hematology and medical oncology. Previously, Dr. Platzer was business director of oncology, global strategic marketing and therapeutic area head of oncology at F. Hoffman - La Roche AG, Basel, where he also served as medical director in oncology and global development project leader.

NASDAQ listing

On October 21, 2014 we announced that our common shares were approved for listing on the NASDAQ Capital Market (“NASDAQ”) under the symbol “APTO” and began trading on NASDAQ on October 23, 2014. Aptose has retained its listing on the Toronto Stock Exchange (the “TSX”) under the symbol “APS”.

Share consolidation

Our Board of Directors approved a 1-for-12 share consolidation which became effective on October 1, 2014. The share consolidation affected all of our common shares, stock options and warrants outstanding at the effective time. Fractional shares were not issued. Prior to consolidation we had approximately 139.3 million shares outstanding. Following the share consolidation, we have approximately 11.6 million common shares outstanding. Similarly, prior to consolidation, we had approximately 17.1 million stock options and 2.6 million warrants to purchase common shares outstanding. Following the share consolidation, we have approximately 1.4 million stock options and 218 thousand warrants to purchase common shares outstanding.

Appointment of Dr. Howell

On September 8, 2014 we announced the appointment of Stephen B. Howell, M.D. in the capacity of Chief Medical Officer. Dr. Howell is a medical oncologist and has experience in the development of novel drugs and drug delivery systems for the treatment of cancer and in the discovery of the molecular and genetic mechanisms underlying drug resistance. Dr. Howell joined Aptose as a medical consultant to provide clinical guidance.

Name and year end change

On September 2, 2014 we announced that we had changed our name to Aptose Biosciences Inc. from the previous name of Lorus Therapeutics Inc. Our lead product, APTO-253 (formerly LOR-253) exerts its antitumor effects by activating a key apoptotic pathway in tumor cells. The term “apoptosis” represents the innate self-killing capacity of cells triggered upon the onset of cellular damage, and cancer cells employ various mechanisms to avoid apoptosis. For these reasons, “apoptosis” is the intuitive root of the name of “Aptose Biosciences”. In addition, our stated goal with respect to the name change is to align the product portfolio and product development with the strategic course set by our management team.

Effective July 17, 2014 we changed our fiscal year end from May 31 to December 31. As a result of that change the current period is for the seven months ended December 31, 2014 while the prior year comparative period is for the twelve months ended May 31, 2014 and therefore is not directly comparable to the current seven month period.

3

program updates

APTO-253

Phase Ib Trial

On July 28, 2014 we announced that the U.S. Food and Drug Administration (“FDA”) had completed its review and cleared the Investigational New Drug (“IND”) application of APTO-253 for the treatment of hematologic malignancies, including acute myeloid leukemia (“AML”), high-risk myelodysplastic syndromes (“MDS”), lymphomas and multiple myeloma. Clearance of the IND allowed us to initiate a Phase Ib, multi-center, open-label, clinical study of APTO-253 in patients with relapsed or refractory hematologic malignancies. The Phase Ib trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamic responses and efficacy of APTO-253 as a single agent. The trial is expected to enroll 45-60 patients as part of a dose-escalation program and two separate disease-specific single-agent expansion cohorts.

The dose escalation study will include two separate arms: one group of up to 15 patients dedicated to AML and high-risk MDS only and another group of up to 15 patients for lymphomas and multiple myelomas. The two separate arms will allow for a focused look at AML and high-risk MDS and exploration of the effect of APTO-253 on lymphomas and myelomas. They will also provide patient data on two times the number of patients during 2015 than would have been possible with only a single arm study.

The primary objectives of the Phase Ib trial are: (i) to further assess safety on a new and optimized dosing schedule, and (ii) to identify the recommended dose for APTO-253 for the upcoming Phase Ib single-agent expansion trials which will include one expansion in AML for up to 15 patients and one expansion in MDS for up to 15 patients, in hematologic malignancies as well as in subsequent Phase 2 combination trials.

We plan to monitor patient Krüppel-like factor 4 (“KLF4”) and the product of the embryonic gene Cdx2, the protein CDX2 (“CDX2”) levels upon entry into the study, throughout the study, and during a post-treatment period. We will not exclude patients based on KLF4 or CDX2 status from participating in this first study as we believe this approach may be useful in further validating our companion diagnostic and observing potential responses among the broader population.

Subsequent to the seven months ended December 31, 2014, we announced on January 13, 2015 that we had dosed the first patient in the Phase Ib dose-escalation study. We anticipate providing a potential update on the dose-escalation study during the summer of 2015, completing enrollment of the Phase Ib dose-escalation study by late-2015 or the first half of 2016, starting the single agent expansion cohort studies for this study in 2016 and starting Phase 2 combination studies in 2016.

Other activities

On September 29, 2014 we announced, along with the Knight Cancer Institute at Oregon Health & Science University (OHSU) and The Leukemia & Lymphoma Society (LLS) that we entered into a formal collaboration with the Beat AML initiative. Beat AML is a groundbreaking research initiative that includes industry and academic collaborators led by top scientists within the Knight Cancer Institute in collaboration with The Leukemia & Lymphoma Society. Its goal is to accelerate development of potential therapies for AML.

APTO-253 will be profiled against primary cells from hundreds of AML patient samples collected by Beat AML contributors. Under the agreement, Aptose and the Knight Cancer Institute will collaborate on research related to APTO-253, which is designed to provide further insights into the optimal genetic profile of patients likely to benefit from APTO-253 therapy. The research will also aim to identify promising combinations of treatments that may further increase therapeutic efficacy. APTO-253 is a clinical-stage small molecule that acts through induction of the innate tumor suppressor gene KLF4 and expression of the downstream cell cycle regulator, p21. At the recent American Association for Cancer Research (AACR) Annual Meeting, researchers reported in vitro data demonstrating that APTO-253 induces cell death, or apoptosis, in AML cell lines, and synergizes with various conventional therapies for AML and MDS. Aptose is also developing a companion diagnostic to select patients with positive genetic prognostic factors to APTO-253, offering the potential for a personalized medicine in AML.

On December 8, 2014, Aptose presented the poster entitled: APTO-253 Induces KLF4 to Promote Potent in Vitro Pro-Apoptotic Activity in Hematologic Cancer Cell Lines and Antitumor Efficacy as a Single Agent and in Combination with Azacitidine in Animal Models of Acute Myelogenous Leukemia at the 56th American Society of Hematology Annual Meeting. In the poster, Aptose researchers reported the first set of in vivo murine xenograft study data for APTO-253 in hematologic malignancies, demonstrating antitumor activity as a single agent and in combination with the hypomethylating agent azacitadine. It was noted that combination therapy led to enhanced antitumor activity versus either agent alone. Furthermore, single agent and combination studies exhibited a favorable safety profile with no evidence of bone marrow suppression.

4

financing activities

equity financings

April 2014

In April 2014, we completed a public offering of common shares. Aptose issued 4,708,333 (56,500,000 pre-consolidation) common shares at a purchase price of $6.00 ($0.50 pre-consolidation) per common share, including 541,667 (6,500,000 pre-consolidation) common shares pursuant to the partial exercise of an over-allotment option, for aggregate gross proceeds of $28.3 million. The total costs associated with the transaction were approximately $2.7 million which includes a cash commission of $2.0 million based on 7% of the gross proceeds received as part of the offering.

Mr. Sheldon Inwentash and his joint actors (“Mr. Inwentash”), a former related party of Aptose by virtue of exercising control or direction over more than 10% of the common shares of Aptose, participated in this offering and acquired an aggregate of 108,333 (1,300,000 pre-consolidation) common shares.

December 2013

On December 10, 2013, we completed a public offering of common shares. Aptose issued a total of 1,060,833 (12,730,000 pre-consolidation) common shares at a price of $6.60 ($0.55 pre-consolidation) per common share, for aggregate gross proceeds of $7.0 million as part of such offering.

The total costs associated with the transaction were approximately $999 thousand which includes a cash commission of $420 thousand based on 6% of the gross proceeds received as part of the offering, and the issuance of 63,650 (763,800 pre-consolidation) broker warrants with an estimated fair value of $304 thousand using the Black Scholes model. Each broker warrant is exercisable into one common share of the Company at a price of $6.60 ($0.55 pre-consolidation) for a period of twenty-four months following closing of the offering.

Mr. Inwentash, a former related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company, participated in this offering and acquired an aggregate of 151,667 (1,820,000 pre-consolidation) common shares.

On January 8, 2014, the underwriters conducting the offering exercised in full their over-allotment option to purchase an additional 159,125 (1,909,500 pre-consolidation) common shares of the Company at a price of $6.60 ($0.55 pre-consolidation) per common share for additional gross proceeds of $1.0 million. The total costs associated with the exercise of the over-allotment option were approximately $125 thousand based on 6% of the gross proceeds received as part of the exercise of the over-allotment option, and the issuance of 9,548 (114,570 pre-consolidation) broker warrants with an estimated fair value of $46 thousand using the Black Scholes model. Each broker warrant is exercisable into one common share of the Company at a price of $6.60 ($0.55 pre-consolidation) for a period of twenty-four months following the closing of the over-allotment option exercise.

warrant exercises

Warrants exercised during the seven months ended December 31, 2014:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	8	$48
June 2012 private placement warrants (ii)	1,223	6,600
Total	1,231	$6,648

In addition to the cash proceeds received, as a result of the exercise of the warrants, the original fair value related to these warrants of $1.2 million was transferred from the warrants to the share capital of the Company. This resulted in a total amount of $7.8 million credited to share capital following the exercise of the warrants.

5

Warrants exercised during the year ended May 31, 2014:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	327	$1,764
June 2012 private placement warrants (ii)	409	2,210
June 2012 finder warrants	103	396
June 2013 private placement warrants (iii)	29	88
Total	868	$4,458

In addition to the cash proceeds received, as a result of the exercise of the warrants, the original fair value related to these warrants of $964 thousand was transferred from the warrants to the share capital of the Company. This resulted in a total amount of $5.4 million credited to share capital following the exercise of the warrants.

Warrants exercised during the year ended May 31, 2013:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	33	$180
Total	33	$180

In addition to the cash proceeds received, as a result of the exercise of the warrants, the original fair value related to these warrants of $43 thousand was transferred from the warrants to the share capital of the Company. This resulted in a total amount of $223 thousand credited to share capital following the exercise of the warrants.

Summary of outstanding warrants:
	7 months ended	12 months ended
(in thousands)	December 31, 2014	May 31, 2014

August 2011 warrants (i)	89	97
June 2012 private placement warrants (ii)	-	1,413
June 2013 private placement warrants (iii)	47	47
December 2013 broker warrants (iv)	73	73
Number of warrants outstanding, end of year	209	1,630

(i)	August 2011 warrants are exercisable into common shares of Aptose at a price per share of $5.40 and expire in August 2016.
(ii)	June 2012 warrants were exercisable into common shares of Aptose at a price per share of $5.40 ($0.45 pre-consolidation) and expired on June 8, 2014. During the seven months ended December 31, 2014, 1.2 million warrants were exercised and the balance expired unexercised.
(iii)	June 2013 private placement warrants are exercisable into common shares of Aptose at a price per share of $3.00 ($0.25 pre-consolidation) and expire in June 2015.
(iv)	December 2013 broker warrants are exercisable into common shares of Aptose at a price per share of $6.60 ($0.55 pre-consolidation) and expire in December 2015.

promissory notes and warrants

In June 2013, we completed a private placement of units at a price of $1 thousand per unit, for aggregate gross proceeds of $918 thousand.

Each unit consisted of (i) a $1 thousand principal amount of unsecured promissory note and (ii) 83 (1,000 pre-consolidation) common share purchase warrants. The promissory notes bore interest at a rate of 10% per annum, payable monthly and were due June 19, 2014. Each warrant entitled the holder to purchase one common share of Aptose at a price per common share equal to $3.00 ($0.25 pre-consolidation) at any time until June 19, 2015.

Certain related parties participated in the transaction. Directors and officers (including former president and chief executive officer Dr. Aiping Young, former director Dr. Jim Wright and current director Dr. Mark Vincent) acquired an aggregate of $68 thousand of the promissory notes. A company related to Mr. Herbert Abramson, a former director of Aptose acquired $250 thousand of the promissory notes and Mr. Inwentash acquired $100 thousand of the promissory notes.

6

The units contained a liability component and an equity component represented by the warrants to purchase common shares. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to Aptose for similar promissory notes with no warrants. The residual value was allocated to the warrants. The Company incurred costs associated with the financing of $23 thousand. These costs were amortized using the effective interest rate method over the 12 month life of the notes.

The notes and interest accrued thereon were repaid in full in April 2014.

Convertible promissory notes

In September 2013, we completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand.

Each convertible promissory note consists of a $1 thousand principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $3.60 ($0.30 pre-consolidation). The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Certain related parties participated in the transaction. A company related to Mr. Abramson, a former director of Aptose acquired $100 thousand of the promissory notes, Mr. Inwentash acquired $150 thousand of the promissory notes and Sprott Asset Management which held more than 10% of the common shares of Aptose and the ability to acquire control of more than 20% of Aptose acquired $112 thousand of the promissory notes.

The promissory notes are a compound financial instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component upon issuance was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to Aptose for similar promissory notes with no conversion. The residual value of $88 thousand was allocated to the conversion feature. Subsequent to initial recognition, the notes are being accounted for at amortized cost using the effective interest rate method.

Aptose incurred costs associated with the financing of $17 thousand. These costs along with the adjustment for the conversion feature are being accreted using the effective interest rate method over the 24 month life of the notes.

During the seven months ended December 31, 2014, $162.5 thousand promissory notes with a carrying value of $146 thousand were converted into common shares of Aptose.

	December 31,	May 31,
(in thousands)	2014	2014

Promissory notes	$438	$600
Less: Equity component of notes	(72)	(88)
Less: Issuance costs	(17)	(17)
	349	495
Accretion in carrying amount of notes	61	33
Balance, end of period	$410	$528

Loans payable

In September 2013 we entered into loan agreements for proceeds of $150 thousand. The loans were unsecured, bore interest at a rate of 10% per annum payable quarterly and were due September 30, 2015. We repaid the loans and all accrued and unpaid interest thereon on April 25, 2014.

7

june 2012 PRIVATE PLACEMENT

On June 8, 2012 we completed a private placement of 1,718,750 (20,625,000 pre-consolidation) units at a subscription price of $3.84 ($0.32 pre-consolidation) per unit and each unit consisted of one common share and one common share purchase warrant for gross proceeds to Aptose of $6.6 million.

Each warrant was exercisable for a period of 24 months from the date of issuance at an exercise price of $5.40 ($0.45 pre-consolidation).

We paid a cash finder’s fee of $396 thousand based on 6% of the gross proceeds of the private placement and issued 103,125 (1,237,500 pre-consolidation) finder’s warrants at an exercise price of $3.84 ($0.32 pre-consolidation) each. Each finder’s warrant was exercisable into units consisting of 103,125 (1,237,500 pre-consolidation) common shares and 103,125 (1,237,500 pre-consolidation) warrants.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Aptose has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment. We plan to continue our development programs from internal resources as they are available.

We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

Cash Position

At December 31, 2014, we had cash and cash equivalents and investments of $30.5 million compared to $30.4 million at May 31, 2014. We generally invest our cash in excess of current operations requirements in highly rated and liquid instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board. As at December 31, 2014 our cash was invested in cash of $293 thousand (May 31, 2014 - $2.3 million) and funds deposited into high interest savings accounts totaling $14.072 million (May 31, 2014 - $17.1 million). Working capital (representing primarily cash, cash equivalents and short term investments other current assets less current liabilities) at December 31, 2014 was $29.1 million (May 31, 2014 - $28.9 million).

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. It is expected that negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

RESULTS OF OPERATIONS

Our net loss and comprehensive loss for the seven months ended December 31, 2014 was $7.8 million ($0.67 per share post consolidation) compared with $10.6 million ($2.02 per share post consolidation) in the twelve months ended May 31, 2014 and $5.6 million ($1.58 per share post consolidation) for the twelve months ended May 31, 2013.

The increase in annualized net loss and comprehensive loss in the seven months ended December 31, 2014 is due to increased research and development costs associated with the initiation of the APTO-253 Phase Ib clinical trial described above. In addition, increased general and administrative costs associated with corporate activities during the seven month period were incurred, including related to our name change and rebranding initiatives, the NASDAQ listing and associated costs as well as increased patent costs and an increase in anticipated costs to terminate our current Toronto lease.

The increase in net loss and comprehensive loss for the twelve months ended May 31, 2014 compared with the twelve months ended May 31, 2013 is due to increased general and administrative costs of $5.1 million associated with the hiring of new executives, increased stock based compensation expense, severance costs of $1.1 million paid to the former President and COO of the Company as well as increased legal, patent, travel, Board and consulting costs associated with a significant increase in corporate activity.

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We utilized cash of $6.7 million in our operating activities in the seven months ended December 31, 2014 compared with $8.5 million in the year ended May 31, 2014 and $5.1 million in the year ended May 31, 2013. The increase on an annualized basis in the current year is the result of an increased annualized net loss associated the initiation of the APTO-253 Phase Ib clinical trial described above as well as extensive corporate activities including the name change and rebranding, the NASDAQ listing and increased patent costs.

We utilized cash of $8.5 million in our operating activities in the twelve months ended May 31, 2014 compared with $5.1 million in the twelve months ended May 31, 2013. The increase in the year ended May 31, 2014 is the result of an increased net loss associated with adding new members of management, severance payments to the former President and COO of the Company and generally increased levels of corporate activity.

At December 31, 2014, we had cash and cash equivalents and short term investments (including held to maturity investments not maturing in the current operating period) of $30.5 million compared to $30.4 million at May 31, 2014.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the seven months ended December 31, 2014 (the “Financial Statements”) which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Consolidated Statements of Loss and Comprehensive Loss

	7 months ended December 31,	Year ended May 31,	Year ended May 31,
(amounts in Canadian thousands except for per common share data)	2014	2014	2013
REVENUE	$—	$—	$—

EXPENSES
Research and development	2,404	3,015	3,317
General and administrative	5,588	7,355	2,272
Operating expenses	7,992	10,370	5,589
Finance expense	58	259	6
Finance income	(279)	(76)	(30)
Net finance expense (income)	(221)	183	(24)
Net loss and total comprehensive loss for the period	7,771	10,553	5,565
Basic and diluted loss per common share (post consolidation)	$0.67	$2.02	$1.58
Weighted average number of common shares
outstanding (post consolidation) used in the calculation of:
Basic and diluted loss per share	11,605	5,216	3,521
Total Assets	$31,600	$30,899	$1,035
Total Long-term liabilities	$—	$528	$—

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Research and Development

Research and development expenses totaled $2.4 million in the seven months ended December 31, 2014 compared with $3.0 million in the twelve months ended May 31, 2014 and $3.3 million in the twelve months ended May 31, 2013. Research and development expenses consist of the following:

	7 month ended	Year ended	Year ended
	December 31,	May 31,	May 31,
(in thousands)	2014	2014	2013

Program costs (see below)	$2,371	$2,287	$3,126
Severance cost for former President and COO	-	326	-
Deferred share unit (“DSU”) costs	-	90	(40)
Stock-based compensation	29	296	198
Depreciation of equipment	4	16	33
	$2,404	$3,015	$3,317

Program costs by program:
	7 month ended	Year ended	Year ended
	December 31,	May 31,	May 31,
(in thousands)	2014	2014	2013

Small molecule program	$2,371	$2,199	$2,701
Large molecule program	-	88	425
	$2,371	$2,287	$3,126

The Company has product candidates in two classes of anti-cancer therapies:

(a)	Small molecule program:

The Company is developing small molecule therapies based on anti-proliferative and anti-metastatic properties that act at novel cancer specific targets that target indications addressing large cancer markets.  The Company's proprietary group of small molecule compounds includes lead drug APTO-253 in AML, MDS and other hematologic malignancies.  Additionally, the Company has a preclinical small molecule program targeting maternal embryonic leucine zipper kinase (MELK) for the treatment of various cancers.

(b)	Large molecule program:

The Company’s large molecule program includes a molecule to target specific cell-surface receptors expressed in certain cancers expressing the Interleukin-17E receptor (IL-17ER).  The molecule under development is IL-17E, which binds to IL-17ER to lead to targeted cell killing.   IL-17E is also known to have activity in stimulating the anti-cancer properties of the immune system.  IL-17E is a protein-based therapeutic in the pre-clinical stage of development.  The Company is not currently developing IL-17E and is seeking to out-license the program.

Expenditures for the seven month period ended December 31, 2014 have increased on an annualized basis in comparison to the twelve months ended May 31, 2014. The increase in expenditures in the seven months ended December 31, 2014 relates primarily to our Phase Ib clinical study of APTO-253 in patients with relapsed or refractory hematologic malignancies, which was initiated in late 2014, whereas no clinical development activity was ongoing in the twelve months ended May 31, 2014. In addition to the clinical costs associated with APTO-253, activity related to supporting the advancement of APTO-253 as a drug candidate through research and development activities increased significantly in the seven months ended December 31, 2014 compared with the prior year. These costs include research collaborations, animal studies and drug formulation work.

In the twelve months ended May 31, 2014 we incurred one time severance costs associated with the former President and COO of the Company which were paid in full in April 2014. The total severance amount of $1.1 million was allocated between general and administrative ($762 thousand) and research and development ($326 thousand). There are no ongoing obligations related to the severance payment. The allocation was based upon the time spent by the former President and COO of the Company on research and development vs. general and administrative activities.

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There were no DSUs outstanding in the seven months ended December 31, 2014. In the twelve months ended May 31, 2014 DSU costs increased due to an increase in the share price of Aptose and the associated fair value of the units. In April 2014, 65,000 (780,000 pre-consolidation) common shares of Aptose were issued in payment of the outstanding DSU liability with a fair value of $444 thousand. There were no outstanding DSUs as of May 31, 2014. A recovery of DSU costs was recorded in the year ended May 31, 2013, which resulted from a reduction in our share price during the year.

Stock based compensation expenses were lower in the seven months ended December 31, 2014 compared with the twelve months ended May 31, 2014 due primarily to the timing of option grants as well as options granted in the twelve months ended May 31, 2014 which vested immediately resulting in increased expenses for that year. Stock based compensation costs were higher in the year ended May 31, 2014 compared with the prior year due to grants issued to new consultants and Scientific Advisory Board members which vested immediately.

Research and development expenditures decreased by $302 thousand in the twelve months ended May 31, 2014 to $3.0 million compared with $3.3 million in the twelve months ended May 31, 2013. The reduced spending is primarily the result of lower program costs.

Spending on the APTO-253 program was reduced in the twelve months ended May 31, 2014 as a Phase I trial in patients with advanced solid tumors had been completed and further clinical development and expenditures were paused while the appropriate strategic and clinical direction for the drug candidate was determined and additional financing was secured. In addition, further spending on the IL-17E program was also paused during that period.

General and Administrative

General and administrative expenses totaled $5.6 million for the seven months ended December 31, 2014 compared with $7.4 million in the twelve months ended May 31, 2014 and $2.3 million in the twelve months ended May 31, 2013. General and administrative expenses consisted of the following:

	7 months ended	12 months ended	12 months ended
	December 31,	May 31,	May, 31
(in thousands)	2014	2014	2013

General and administrative excluding salaries	$2,467	$2,658	$1,368
Salaries	1,505	2,217	675
Severance cost of former President and COO	-	762	-
DSU costs	-	183	(92)
Stock-based compensation	1,598	1,530	316
Depreciation and amortisation	18	5	5

	$5,588	$7,355	$2,272

General and administrative expenses excluding salaries have increased on an annualized basis in the seven months ended December 31, 2014 compared with the twelve months ended May 31, 2014. The increased costs are the result of the following corporate activities:

•	Our name change (described above) and related rebranding initiatives;
•	Our listing on NASDAQ and the subsequent increase in Directors and Officers insurance costs;
•	The change in year end from May 31, to December 31;
•	Increased patent filing and maintenance costs;
•	Costs associated with additional corporate offices and the estimated increased cost of restoring the current Toronto office location, and
•	Increased travel costs.

Salary costs have increased on an annualized basis in the seven months ended December 31, 2014 compared with the twelve months ended May 31, 2014 as the new executives hired in October and November 2013 were employed for the entire operating period in the current period rather than a partial year in the prior period. These increased costs were offset by the termination of the former President and COO of the Company in the twelve months ended May 31, 2014 and therefore no further costs in the current seven month period.

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General and administrative expenses excluding salaries increased in the twelve months ended May 31, 2014 compared with the twelve months ended May 31, 2013 due to increased travel, consulting and corporate legal costs associated with a change in the strategic direction of the Company during the year, the addition of members of management and generally increased corporate and financing activities. In addition, there were increased costs for director fees primarily due to the strategic review and for patent costs due to new patents filed and a review of our existing patent portfolio.

Salary charges in the twelve months ended May 31, 2014 increased over the prior twelve month period due to costs associated with the appointment of additional members of management and bonuses granted on the date of employment as well as upon the closing of the December 2013 and April 2014 equity offerings as described above.

The severance cost for the former President and COO of the Company was paid in full in April 2014 and the details are described under ‘Research and Development’ above.

DSU costs increased as described under “Research and Development” above.

Stock based compensation expense was significantly higher in the twelve months ended May 31, 2014 compared with the twelve months ended May 31, 2013 due to option grants to new members of management, some of which vested immediately resulting in the entire fair value of the options being recognized in the current year compared with fewer option grants in the prior year periods which vested over a longer period of time. In addition stock options were granted in April 2014 to directors, officers and employees following the close of the equity financing described above.

Finance Expense

Finance expense totaled $58 thousand for the seven months ended December 31, 2014 compared with $259 thousand in the year ended May 31, 2014 and $6 thousand in the year ended May 31, 2013. Finance expense incurred in the seven months ended December 31, 2014 relates to the 10% convertible promissory notes described above. Finance expense incurred in the year ended May 31, 2014 relates to the 10% promissory notes issued in June 2013 described above and repaid in April 2014 as well as the 10% convertible promissory notes and non-convertible promissory notes issued in September 2013 described above. The non-convertible promissory notes were repaid in April 2014. Finance expense incurred in the year ended May 31, 2013 relates to interest accrued at a rate of 10% on the related party promissory notes repaid in June 2012. There were no interest-bearing liabilities outstanding at May 31, 2013.

Finance Income

Finance income totaled $279 thousand in the seven months ended December 31, 2014 compared with $76 thousand in the year ended May 31, 2014 and $30 thousand in the year ended May 31, 2013. Finance income represents interest earned on our cash and cash equivalent and short term investment balances and the increase in finance income during the seven months ended December 31, 2014 is the result of a higher average cash and cash equivalents balance throughout the period following the April 2014 public offering described above.

Net loss and total comprehensive loss for the year

Our net loss and total comprehensive loss for the seven months ended December 31, 2014 was $7.8 million ($0.67 per share post consolidation) compared with $10.6 million ($2.02 per share post consolidation) in the twelve months ended May 31, 2014 and $5.6 million ($1.58 per share post consolidation) in the twelve months ended May 31, 2013.

The increase in annualized net loss and comprehensive loss in the seven months ended December 31, 2014 is due to increased research and development costs associated with the initiation of the APTO-253 Phase Ib clinical trial described above. In addition, increased general and administrative costs associated with corporate activities during the seven month period were incurred, including related to our name change and rebranding initiatives, the NASDAQ listing and associated costs as well as increased patent costs and an increase in anticipated costs to terminate our current Toronto lease.

The increase in net loss and total comprehensive loss of $5.0 million in the twelve months ended May 31, 2014 compared with the twelve months ended May 31, 2013 is due primarily to an increase in general and administrative expenses of $5.1 million in the twelve months ended May 31, 2014 offset by lower research and development expenses of $302 thousand.

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QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters prepared in accordance with IFRS.

	Three months ended	Four months ended	Q4	Q3	Q2	Q1	Q4	Q3
(Amounts in thousands except for per common share data)	Dec 31, 2014	Sept 30 , 2014	May 31, 2014	Feb 28, 2014	Nov 30, 2013	Aug 31, 2013	May 31, 2013	Feb 28, 2013
Revenue	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―
Research and development expense	1,093	1,311	1,012	597	791	615	860	889
General and administrative expense	2,588	3,000	3,195	1,771	1,938	451	462	491
Net loss	(3,584)	(4,187)	(4,221)	(2,433)	(2,798)	(1,101)	(1,318)	(1,371)
Basic and diluted net loss per share, (post-consolidation)	$(0.31)	$(0.36)	$(0.49)	$(0.48)	$(0.77)	$(0.31)	$(0.37)	$(0.39)
Cash (used in) operating activities	$(2,779)	$(3,938)	$(3,928)	$(2,191)	$(1,484)	$(933)	$(904)	$(1,273)

Research and development expenditures in quarters ended February 28, 2014, November 30, 2013 and August 31, 2013 are lower compared with the quarters ended May 31, 2013 and February 28, 2013 due to reduced activity on the APTO-253 clinical program as the Phase I solid tumor trial was completed and we focused on the strategic review and securing additional cash resources. In the quarter ended May 31, 2014, expenditures increased due to the allocation of severance costs related to the former President and COO of the Company to research and development of $326 thousand. In the four months ended September 30, 2014 and three months ended December 31, 2014 research and development activities increased as we prepared and subsequently launched the APTO-253 Phase Ib clinical trial.

The increased general and administrative expense in the three months ended November 30, 2013 is due to stock option grants during the quarter which vested immediately and resulted in higher than normal stock based compensation expense. In addition costs associated with hiring new executives during the quarter ended November 30, 2013 increased salary-related costs. In the three months ended February 28, 2014, general and administrative expenses were higher due to additional members of management and bonuses as well as increased travel, consulting and legal costs.

The increase in general and administrative expense in the three months ended May 31, 2014 is due to severance costs associated with the former President and COO of the Company ($762 thousand), bonus costs, and increased Board, consulting and legal fees associated with activities during the quarter. In the four months ended September 30, 2014, the general and administrative expense is higher due to a four-month vs. three-month period in relation to the change in the financial year of the Company discussed above as well as option grants during the quarter which increased option-related expenses. During the three months ended December 31, 2014, we incurred additional expenses related to our listing on NASDAQ and recognized an increase in expected costs to terminate our Toronto lease which led to higher general and administrative expenses in the quarter.

Cash used in operating activities fluctuates significantly due primarily to timing of payments and increases and decreases in the accounts payables and accrued liabilities balances. Cash used in operating activities in the quarters ended May 31, 2013 and August 31, 2013 were lower as we delayed making payments to suppliers in order to conserve cash resources. The increase in subsequent quarters is due to increased net loss as well as repayment of accounts payable and accrued liabilities.

Three months ended december 31, 2014 and three months ended November 30, 2013 (unaudited)

Our net loss and comprehensive loss for the three months ended December 31, 2014 increased to $3.6 million compared with $2.8 million in the three months ended November 30, 2013. The increase in net loss is the result of increased research and development activities of $302 thousand and increased general and administrative costs of $650 thousand in the three months ended December 31, 2014 compared with the three months ended November 30, 2013.

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The increased research and development expense in the three months ended December 31, 2014 is primarily the result of the APTO-253 Phase Ib clinical trial which was initiated during the three month period. In the prior year period further clinical development was paused pending the acquisition of additional financing.

General and administrative expenses increased to $2.6 million in the three months ended December 31, 2014 compared with $1.9 million in the three months ended November 30, 2013. The increase is due primarily to our listing on NASDAQ and associated insurance costs as well as an increase in estimated costs to terminate our current Toronto lease recognized in the final quarter of 2014.

Cash used in operating activities in the three months ended December 31, 2014 increased to $2.8 million compared with $1.5 million in the three months ended November 30, 2013 which is primarily due to the increased loss in the current three month period.

use of proceeds

The following table provides an update on the anticipated use of proceeds raised in the December 2013 and April 2014 equity offerings along with amounts actually expended.

(in thousands)	Previously disclosed	Additional Costs	Spent to Date	Remaining to be spent

Phase Ib clinical trial	$1,750	1,600	550	$2,800
Depending on the Phase Ib clinical trial of APTO-253 results, fund single agent expansion and drug combination focused Phase 2 Trials in both AML and MDS patients	7,800	-	nil	7,800
APTO-253 manufacturing program	2,250	-	675	1,575
Research and development programs	2,000	-	1,366	634
General and corporate purposes	15,869	-	7,393	8,476
	$29,669	1,600	9,984	$21,285

We currently anticipate that the direct costs associated with the Phase Ib trial will range between $3.05 million and $3.35 million as opposed to the previously disclosed amount of approximately $1.75-2.0 million. The variance is due to the addition of a separate dose escalation arm to the Phase Ib clinical trial with lymphoma and myeloma patients.

The Phase 2 trials will not be initiated until the results of the Phase Ib are available and only then if the results warrant further clinical investigation. It is currently anticipated that the remaining balances of the research and development programs and general and corporate costs will be allocated in accordance with the previously disclosed use of proceeds.

SUBSEQUENT EVENTs

On January 16, 2015, 108,000 stock options were granted to members of the Board of Directors and the Scientific Advisory Board of the Company at an exercise price of $6.77. The options vest over a three year term and have a contractual life of ten years.

On January 20, 2015, $50 thousand of the outstanding convertible promissory notes were converted into 13,888 common shares of the Company.

On February 12, 2015, 8,333 outstanding warrants were exercised into an equal number of common shares of the Company.

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In addition, subsequent to the seven months ended December 31, 2014 up until the date hereof, 45,625 outstanding stock options were exercised into an equal number of common shares of the Company.

These transactions will be accounted for in the first quarter of 2015.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, Aptose has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this MD&A. Other important accounting policies are described in note 3 of the Financial Statements.

(a) Valuation of contingent liabilities:

We utilize considerable judgment in the measurement and recognition of provisions and Aptose’s exposure to contingent liabilities. Judgment is required to assess and determine the likelihood that any potential or pending litigation or any and all potential claims against us may be successful. We must estimate if an obligation is probable as well as quantify the possible economic cost of any claim or contingent liability. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of the liability and the associated expense.

(b) Valuation of tax accounts:

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, we have deductible temporary differences which would create a deferred tax asset. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, we have determined that none of our deferred tax assets should be recognized. Our deferred tax assets are mainly comprised of our net operating losses from prior years and prior year research and development expenses. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in our results of operations through the recovery of future income taxes.

(c) Valuation of share-based compensation and share purchase warrants:

Management measures the costs for share-based payments and share purchase warrants using market-based option valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and share purchase warrant behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of share-based payments and share purchase warrants issued and the associated expense.

Accounting pronouncements adopted during the year

Amendment to IAS 32, Financial Instruments: Presentation ("IAS 32"):

We adopted the amendments to IAS 32 during the seven months ended December 31, 2014. The amendment to IAS 32 clarifies the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendment clarifies that an entity has a legally enforceable right to set-off if that right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of the amendments to IAS 32 did not have any impact on the Company's consolidated Financial Statements.

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International Financial Reporting Interpretation Committee 21, Levies ("IFRIC 21"):

We adopted IFRIC 21 during the seven months ended December 31, 2014. IFRIC 21 addresses the issue of when to recognize a liability to pay a levy. The interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by the legislation. The interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statement preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period. IFRIC 21 requires retrospective application. The adoption of IFRIC 21 did not have a material impact on the Company’s Consolidated Financial Statements as the Company has not incurred levies.

Recent Accounting pronouncements not yet adopted

IFRS 9, Financial Instruments ("IFRS 9"):

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The Company intends to adopt IFRS 9 (2014) in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted. The Company intends to adopt these amendments in its Consolidated Financial Statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Related Party Transactions

See ‘Financing Activities’ for additional related party transactions and details.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

See note 13 to the Financial Statements for disclosures of key management personnel compensation and directors compensation.

Contractual Obligations and Off-Balance Sheet Financing

At December 31, 2014, we had contractual obligations requiring annual payments as follows:

(in thousands)	Less than 1 year	1-3 years	3-5 years	Total

Operating leases	$150	224	248	$622

The Company's facility lease in Toronto expires on March 31, 2015 and the office facility lease in San Diego expires in January 2020.

In January 2015, the Company entered into a new lease for laboratory facility space in San Diego and in February 2015 the Company entered into new lease facilities in Toronto for both office and laboratory space. The combined annual cost for these new locations is expected to be $300 thousand per year.

The Company’s current facility lease in Toronto contains certain restoration commitments with which the Company will need to comply before the end of the lease on March 31, 2015. The Company has recorded a provision of $300 thousand related to its current estimate of the costs to complete this restoration work.

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We hold a non-exclusive license from Genentech Inc. to certain patent rights to develop and sub-license a certain polypeptide. We do not expect to make any milestone or royalty payments under this agreement in the fiscal years ended December 31, 2015 or 2016, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

As at December 31, 2014, we have not entered into any off-balance sheet arrangements.

Indemnification

On July 10, 2007, we completed a plan of arrangement and corporate reorganization. As part of the arrangement, we agreed to indemnify the other party and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of the arrangement.

We have recorded a liability of $50 thousand, which we believe to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at December 31, 2014. There have been no claims on this indemnification to date.

Financial instruments

(a) Financial instruments

We have classified our financial instruments as follows:

	December 31,	May 31,
(in thousands)	2014	2014

Financial assets:
Cash and cash equivalents, consisting of high interest savings accounts, measured at amortized cost	$14,365	$19,367
Investments, consisting of guaranteed investment certificates, measured at amortized cost.	16,180	11,019

Financial liabilities:
Accounts payable, measured at amortized cost	256	649
Accrued liabilities, measured at amortized cost	1,662	1,283
Convertible promissory notes, measured at amortized cost	410	528

At December 31, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

(b) Financial risk management

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to us if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

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We manage credit risk for our cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and we invest only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. To the extent that we do not believe we have sufficient liquidity to meet our current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. All of our financial liabilities are due within the current operating period.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect our income or the value of our financial instruments.

We are subject to interest rate risk on our cash and cash equivalents however we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. We do not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing us to foreign exchange risk consist principally of accounts payable and accrued liabilities. We hold minimal amounts of U.S. dollar denominated cash, purchasing on an as-needed basis to cover U.S. dollar denominated payments. At December 31, 2014, U.S. dollar denominated accounts payable and accrued liabilities amounted to $565 thousand (May 31, 2014 - $769 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the year of $57 thousand (May 31, 2014 - $77 thousand). Aptose does not have any forward exchange contracts to hedge this risk.

We do not invest in equity instruments of other corporations.

(c) Capital management

Our primary objective when managing capital is to ensure that we have sufficient cash resources to fund our development and commercialization activities and to maintain our ongoing operations. To secure the additional capital necessary to pursue these plans, we may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

We include cash and cash equivalents and short-term deposits in the definition of capital.

We are not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the seven months ended December 31, 2014.

Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Aptose will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional and ongoing working capital and/or establish effective partnerships to share the costs of development and clinical trials.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into the most recently filed annual information form, as well as our historical consolidated financial statements and related notes. Management has reviewed the operations of the Company in conjunction with the Board of Directors and identified the following risk factors which are monitored on a bi-annual basis and reviewed with the Board of Directors. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations and cash flows would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

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We are an early stage development company.

We are at an early stage of development. In the past five years, none of our potential products has obtained regulatory approval for commercial use and sale in any country and as such, no significant revenues have resulted from product sales. Significant additional investment will be necessary to complete the development of any of our product candidates. Preclinical and clinical trial work must be completed before our potential products could be ready for use within the markets that we have identified. We may fail to develop any products, obtain regulatory approvals, enter clinical trials or commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace. We also do not know whether sales, license fees or related royalties will allow us to recoup any investment we make in the commercialization of our products.

The product candidates we are currently developing are not expected to be commercially viable for at least the next several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our potential products may not be effective or may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results. For example, our lead product candidate APTO-253, has begun enrolment in a Phase I clinical trial in patients with relapsed or refractory hematologic malignancies. Additional funding or a partnership may be necessary to complete, if required, a Phase II or Phase III clinical trial. Such funding may be very difficult, or impossible to raise in the public or private markets or through partnerships. If funding or partnerships are not attainable, the development of these product candidates may be significantly delayed or stopped altogether. The announcement of a delay or discontinuation of development would likely have a negative impact on our share price.

We need to raise additional capital.

We have an ongoing need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: additional share issues, debt issuances (including promissory notes), collaboration agreements or corporate partnerships and grants and tax credits to provide full or partial funding for our activities. Additional funding may not be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

Our need for capital may require us to:

•	engage in equity financings that could result in significant dilution to existing investors;

•	delay or reduce the scope of or eliminate one or more of our development programs;

•	obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

•	license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available;

•	considerably reduce operations; or

•	cease our operations.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. We reported net losses of $7.8 million in the 7 months ended December 31, 2014 and $10.6 million and $5.6 million for the fiscal years ended May 31, 2014 and 2013, respectively, and as of December 31, 2014, we had an accumulated deficit of $218 million.

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We have not generated any significant revenue to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidate APTO-253 as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Clinical trials are long, expensive and uncertain processes and Health Canada or the United States Food and Drug Administration (“FDA”) may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

In the past five years none of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. Approval in one country does not assure approval in another country. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale. The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in Phase I clinical trials may not be repeated in larger Phase II or Phase III clinical trials.

Our preclinical studies and clinical trials may not generate positive results that will allow us to move towards the commercial use and sale of our product candidates. Furthermore, negative preclinical or clinical trial results may cause our business, financial condition, or results of operations to be materially adversely affected. For example, our lead product candidate APTO-253 has entered a Phase Ib testing in patients with relapsed or refractory hematologic malignancies for which there is a long development path ahead that will take many years to complete and is prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials is required if we are to complete development of our products.

Later stage clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner, particularly in smaller indications and indications where this is significant competition for patients. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials also may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

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Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and make public statements regarding, the expected timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, the partnership of our product candidates and our ability to secure the financing necessary to continue the development of our product candidates. The actual timing of these events can vary dramatically due to factors within and beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, market conditions and interest by partners in our product candidates among other things. Our clinical trials may not be completed, and we may not make regulatory submissions or receive regulatory approvals as planned, or that we will secure partnerships for any of our product candidates. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition and results of operations.

As a result of intense competition and technological change in the biotechnical and pharmaceutical industries, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in the biotechnical and pharmaceutical fields;

•	substantially greater financial, technical and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience; and

•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals.

Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are.

Our competitor’s existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may be more effective than our existing and future products insofar as they may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost.

Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our products may not gain market acceptance among physicians, patients, healthcare payers, insurers, the medical community and other stakeholders. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

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We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

Patent protection

The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

Allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions. If a patent office allows broad claims, the number and cost of patent interference proceedings in the United States, or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

The scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable.

Publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date. We may not be aware of such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

In addition, U.S. patent laws may change which could prevent or limit us from filing patent applications or patent claims in the United States to protect our products and technologies or limit the exclusivity periods that are available to patent holders for U.S. patents. For example, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law in 2011 and includes a number of significant changes to U.S. patent law. These include changes to transition from a “first-to-invent” system to a “first-to-file” system and to the way issued patents are challenged. These changes may favour larger and more established companies that have more resources to devote to patent application filing and prosecution. It is not clear what, if any, impact the Leahy-Smith Act will ultimately have on the cost of prosecuting our patent applications in the United States, our ability to obtain patents in the United States based on our discoveries and our ability to enforce or defend our U.S. issued patents.

Enforcement of intellectual property rights

Protection of the rights revealed in published patent applications can be complex, costly and uncertain. Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.

Others may design around our patented technology. We may have to participate in interference proceedings declared by the United States Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. Our pending patent applications, even if issued, may not be held valid or enforceable.

Trade secrets

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights or obtain adequate compensation for the damages caused by unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators also may be independently discovered by others.

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Our products and product candidates may infringe the intellectual property rights of others, or others may infringe on our intellectual property rights which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize APTO-253, our lead product candidate. In addition, third parties may assert infringement or other intellectual property claims against us. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license third-party technology, a license under such patents and patent applications may not be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology. We may also need to bring claims against others who we believe are infringing our rights in order to become or remain competitive and successful. Any such claims can be time consuming and expensive to pursue.

If product liability, clinical trial liability or environmental liability claims are brought against us or we are unable to obtain or maintain product liability, clinical trial or environmental liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability, clinical trial liability, environmental liability and other risks that are inherent in the testing, manufacturing and marketing of our products. These liabilities, if realized, could have a material adverse effect on the Company’s business, results of operations and financial condition.

We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected. In general, insurance will not protect us against some of our own actions, such as negligence.

As the Company’s development activities progress towards the commercialization of product candidates, our liability coverage may not be adequate, and the Company may not be able to obtain adequate product liability insurance coverage at a reasonable cost, if at all. Even if the Company obtains product liability insurance, its financial position may be materially adversely affected by a product liability claim. A product liability claim could also significantly harm the Company’s reputation and delay market acceptance of its product candidates. Additionally, product recalls may be issued at the direction of the FDA, other government agencies or other companies having regulatory control for pharmaceutical sales. If a product recall occurs in the future, such a recall could adversely affect our business, financial condition or reputation.

We may be unable to obtain partnerships for our product candidates, which could curtail future development and negatively affect our share price. In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. These third parties may not perform their obligations as expected and our collaborators may not devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, and our current or future collaborative arrangements may not be successful.

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If we cannot negotiate collaboration, license or partnering agreements, we may never achieve profitability and we may not be able to continue to develop our product candidates. Phase II and Phase III clinical trials for APTO-253 would require significant amounts of funding and such funding may not be available to us.

Exchange rate risk

We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our financial statements and hold our investments in Canadian dollars, while we incur many of our expenses in foreign currencies, primarily the United States dollar. Fluctuations in the value of currencies could cause us to incur currency exchange losses. We do not currently employ a hedging strategy against exchange rate risk. We cannot assert with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the Canadian dollar, the United States dollar and other currencies.

We have agreed to indemnify our predecessor corporation and its directors, officers and employees.

In connection with the reorganization that we undertook in July 2007, we have agreed to indemnify our predecessor corporation, and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

•	prior to, at or after the effective time of the arrangement transaction, and directly or indirectly relating to any of the assets of our predecesor corporation transferred to us pursuant to the arrangement transaction (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time of the arrangement;

•	prior to, at or after the effective time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by our predecesor corporation to us under the arrangement; and

•	prior to or at the effective time and directly or indirectly relating to, with certain exceptions, any of the activities of our predecesor corporation or the arrangement.

This indemnification obligation could result in significant liability to us. To date no amount has been claimed on this indemnification obligation. Should a claim arise under this indemnification obligation it could result in significant liability to the Company which could have a negative impact on our liquidity, financial position, and ability to obtain future funding among other things.

We have no manufacturing capabilities and face supply risks. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of APTO-253 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If the supply of necessary components is interrupted, components from alternative suppliers may not be available in sufficient volumes or at acceptable quality levels within required timeframes, if at all, to meet the needs of the Company. An inability to contract for a sufficient supply of our product candidates on acceptable terms, or delays or difficulties in the manufacturing process or our relationships with our manufacturers, may lead to us not having sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved. This may lead to substantial lost revenue opportunity and contract liability to third parties.

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Extensive Government Regulation

Government regulation is a significant factor in the development, production and marketing of the Company’s products. Research and development, testing, manufacture, marketing and sales of pharmaceutical products or related products are subject to extensive regulatory oversight, often in multiple jurisdictions, which may cause significant additional costs and/or delays in bringing products to market, and in turn, may cause significant losses to investors. The regulations applicable to the Company's product candidates may change. Even if granted, regulatory approvals may include significant limitations on the uses for which products can be marketed or may be conditioned on the conduct of post-marketing surveillance studies. Failure to comply with applicable regulatory requirements can, among other things, result in warning letters, the imposition of civil penalties or other monetary payments, delay in approving or refusal to approve a product candidate, suspension or withdrawal of regulatory approval, product recall or seizure, operating restrictions, interruptions of clinical trials or manufacturing, injunctions or criminal prosecution. In addition, regulatory agencies many not approve the labeling claims that are necessary or desirable for the successful commercialization of the Company’s product candidates.

Requirements for regulatory approval vary widely from country to country. Whether or not approved in Canada or the United States, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in Canada or the United States. Approved drugs, as well as their manufacturers, are subject to continuing and ongoing review, and discovery of problems with these products or the failure to adhere to manufacturing or quality control requirements may result in regulatory restrictions being imposed.

Risks Related to Our Common Shares

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors affecting our common share price include but are not limited to:

•	our ability to raise additional capital;
•	the progress of our clinical trials:
•	our ability to obtain partners and collaborators to assist with the future development of our products;
•	general market conditions;
•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	the cash and short term investments held by us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop; and
•	shareholder interest in our common shares.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

The issuance of common shares by us could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of our common shares. Sales by existing shareholders of a large number of our common shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to decline and have an undesirable impact on our ability to raise capital.

We are susceptible to stress in the global economy and therefore, our business may be affected by the current and future global financial condition.

If the increased level of volatility and market turmoil that have marked recent years continue, our operations, business, financial condition and the trading price of our common shares could be materially adversely affected. Furthermore, general economic conditions may have a great impact on us, including our ability to raise capital, our commercialization opportunities and our ability to establish and maintain arrangements with others for research, manufacturing, product development and sales.

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There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on NASDAQ and the TSX. However, there can be no assurance that an active trading market in our common shares on either NASDAQ or the TSX will be sustained or that we will be able to maintain our listings.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our assets are safeguarded. These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

There were no changes in our internal control over financial reporting that occurred during the seven months ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

As of December 31, 2014, the Company’s management has assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures using the Committee of Sponsoring Organizations of the Treadway Commission’s 1992 framework. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these controls and procedures are effective.

UPDATED SHARE INFORMATION

As at March 3, 2015, the Company had 11,755,219 common shares issued and outstanding. In addition, as of March 3, 2015 there were 1,448,888 common shares issuable upon the exercise of outstanding stock options, 107,640 shares issuable upon the conversion of outstanding promissory notes and 200,625 common shares issuable upon the exercise of common share purchase warrants. Of these warrants 88,438 are priced at $5.40 and expire in August 2016, 39,000 are priced at $3.00 and expire in June 2015 and 73,198 are priced at $6.60 and expire in December 2015.

ADDITIONAL INFORMATION

Additional information relating to Aptose, including Aptose' December 31, 2014 annual report on form 20-F and other disclosure documents, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

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